UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
	               Washington, D.C.  20549

                           FORM 12b-25

                    NOTIFICATION OF LATE FILING

(Check One):

      |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
      |_|  Form N-SAR

	     For Period Ended:   March 31, 2003
	     [ ]  Transition Report on Form 10-K
	     [ ]  Transition Report on Form 20-F
	     [ ]  Transition Report on Form 11-K
	     [X]  Transition Report on Form 10-Q
	     [ ]  Transition Report on Form N-SAR
	     For the Transition Period Ended:______________________
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Read Instruction (on back page) Before Preparing Form
Please Print or Type

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
Ajay Sports, Inc.
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Former Name if Applicable
32751 Middlebelt Rd., Suite B
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Address of Principal Executive Office Street and Number)
Farmington Hills, MI                                                48334
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City, State and                                                  Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).
     | (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 |_| | (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the calendar day following the prescribed due date; and subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)   The accountant's statement or other exhibit required by Rule
             12-b-25(c) has been attached if applicable.

PART III --- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    | portion thereof, will be filed on or before the fifteenth calendar day following the prescribed (attach extra sheets if needed)

          More time is needed to file and complete the Form 10-Q.
                                              (SEC 1334 (6/94)

PART IV - OTHER INFORMATION

(1) Name and telephone of person to contact in regard to this notification

Ronald N. Silberstein                 248                      851-5651
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(Name)                          (Area Code)            (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
      filed?   If answer is no, identify report(s).  || Yes   |X| No 10-Q
      for 06-30-2001, 09-30-2001, 03-31-2002, 06-30-2002, 09-30-2002, and 10-K
      for 12-31-2001 and 12-31-2002
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof? |_| Yes   |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                             AJAY SPORTS, INC.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.

                                  By:  /s/ Ronald N. Silberstein
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                                          Ronald N. Silberstein
                                          Chief Financial Officer
Date:   05-15-2003

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

-----------------------------ATTENTION----------------------------------
Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                          GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-24 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be file don form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers.  This form shall not be used by electronic files
6. unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed die to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).